Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ADVANCE NOTICE FOR ESTIMATED PROFIT OF

THE ANNUAL RESULTS OF 2021

This announcement is made by PetroChina Company Limited (the “Company” and, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

IMPORTANT NOTICE

(1) It is estimated that the net profit attributable to equity holders of the Company for 2021 will increase by an amount between RMB71.0 billion and RMB75.0 billion, representing an increase between 374% and 395%, as compared with the previous year; and will increase by an amount between RMB44.3 billion and RMB48.3 billion, representing an increase between 97% and 106% or a compound annual growth rate between 40% and 43%, as compared with 2019, achieving the best annual performance in the past 7 years.

(2) The estimated growth in profit of the Company is primarily due to that the Company seized the favorable market opportunities, optimized the operating efficiency of the oil and gas industry chains, and vigorously implemented quality improvement and profitability enhancement. Major oil and gas products realized the increase in both quantity and profitability.

I. ESTIMATED RESULTS OF THIS PERIOD

1. Period of the Estimated Results

From 1 January 2021 to 31 December 2021.

2. Estimated Results

(1) Based on preliminary estimation by the financial department of the Company and in accordance with PRC Accounting Standards for Business Enterprises, it is estimated that the net profit attributable to equity holders of the Company for 2021 will increase by an amount between RMB71.0 billion and RMB75.0 billion, representing an increase between 374% and 395%, as compared with the previous year; and will increase by an amount between RMB44.3 billion and RMB48.3 billion, representing an increase between 97% and 106% or a compound annual growth rate between 40% and 43%, as compared with 2019.

(2) The net profit attributable to equity holders of the Company after deduction of non-recurring loss/profit will increase by an amount between RMB110.0 billion and RMB120.0 billion as compared with the previous year.

3. The estimated results of this period are preliminary estimation of the Company and have not been audited by certified accountants.

II. RESULTS OF THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

1. Net profits attributable to equity holders of the Company: RMB19.002 billion. Net loss attributable to equity holders of the Company after deduction of non-recurring loss/profit: RMB11.991 billion.

2. Earnings per share: RMB0.10.

III. MAIN REASONS FOR THE INCREASE OF ESTIMATED RESULTS OF THIS PERIOD

In 2021, the international crude oil price continued to fluctuate upward, the domestic macroeconomy stably recovered and the demand for oil and gas products increased year-on-year. The Company firmly seized the favorable market opportunities, adhered to the market-oriented principles, centralized in profitability, coordinated production and operation, quality improvement and profitability enhancement, reform and innovation, green transformation and epidemic prevention and control. The Company vigorously strengthened the exploration and development of oil and gas, deeply promoted structure adjustment, transformation and upgrading of refining & chemicals, further strengthened marketing, coordinated and optimized the allocation of natural gas resources. The Company steadily promoted the business layout of new energy and new materials, fully exploited the synergies of business sectors, continuously reinforced the refined management of costs and expenses, and continuously consolidated asset quality. Oil and gas, the two industry chains of the Company, operated steadily and safely. The major oil and gas products realized the increase in both quantity and profitability. The major cost indicators continued to be effectively controlled. The operating results increased significantly, achieving the best annual performance in the past 7 years. At the same time, the Company actively performed its social responsibility and the ESG management was continuously being improved.

IV. RISK WARNINGS

There are no factors of material uncertainty in the Company that may affect the accuracy of this profit estimation.

V. OTHER MATTERS

The estimated results above are only preliminary estimation. Please refer to the audited 2021 annual report officially disclosed by the Company for specific and accurate financial information. Investors are reminded to exercise caution when making investment decisions.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

12 January 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.